Mail Stop 4561

June 8, 2009

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

> **Re:** **Mediware Information Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 001-10768**

Dear Mr. Mann:

     We have reviewed your response letter dated May 15, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 12, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplemental Data, page 33

Notes to Consolidated Financial Statements

Note 1. The Company and a Summary of Significant Accounting Policies

Revenue Recognition, page 44

1.   We note in your response to prior comment number 1 that you state you do not have VSOE of fair value for either the software element or PCS element included in your blood and plasma center solutions and MediREC solution to customers. As a result of your lack of VSOE of fair value, tell us how you considered paragraph 12 of SOP 97-2 when concluding that it is appropriate to recognize revenue related to the initial start-up fee element in these arrangements. In this

regard, SOP 97-2 specifies that if sufficient VSOE of fair values does not exist at the outset of the arrangement to allocate revenue to all of the various elements of the arrangement (i.e., VSOE of fair value for all the undelivered elements of the arrangement does not exist), all revenue should be deferred until the earlier of the point at which (a) such sufficient VSOE does exist or (b) all elements of the arrangement have been delivered.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief